September 23, 2014

VIA EDGAR SUBMISSION

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios 16: Form N-1A

Post-Effective Amendment No. 30 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 30 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-60561

Investment Company Act No. 811-08915

Dear Mr. Gregory:

We filed through EDGAR on July 23, 2014 on behalf of the Prudential Investment Portfolios 16 (the “Registrant”) Post-Effective Amendment No. 30 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 30 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding disclosure regarding the proposed repositioning of the Target Conservative Allocation Fund (the “Fund”) from a multi-managed fund subadvised by multiple non-proprietary subadvisers to a multi-sector fund that is subadvised by multiple affiliates of the investment manager. The Fund will change its name from Target Conservative Allocation Fund to the Prudential Income Builder Fund.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on September 3, 2014 and September 11, 2014, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL

1.	Comment: Please respond to these comments in a writing filed on EDGAR, include the appropriate responses in such writing and conform the disclosure throughout the registration statement to reflect revisions made in response to comments on specific sections of the registration statement.

Response: The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate responses in such writing. The disclosure in the Registrant’s registration statement has been revised to reflect revisions made in response to comments as applicable.

2.	Comment: Please confirm that all information has been completed and/or updated in the Prospectus, Statement of Additional Information, and Part C.

Response: The Registrant confirms that all information in the Prospectus, Statement of Additional Information and Part C is current and complete.

3.	Comment: Please update the Edgar series and class identifiers to reflect the Fund’s name change.

Response: The Registrant confirms that all series and class identifiers have been updated to reflect the Fund’s name change.

REGULATORY

4.	Comment: Please update the Staff as to whether all aspects of the repositioning were approved at the special shareholder’s meeting held on August 14, 2014.

Response: The Registrant confirms that all aspects of the repositioning were approved at the special shareholder meeting held on August 14, 2014.

EXEMPTIVE RELIEF

5.	Comment: Please update the Staff on the status of the Registrant’s application to amend its existing Multi Manager Order (See previous amendment - In the Matter of Advanced Series Trust et al. 40 APP/A ((February 21, 2014).

Response: The Registrant is working diligently with the Staff on this matter and expect to be noticed shortly.

6.	Comment: The registration for the Fund goes effective automatically on September 21, 2014. Please inform the Staff of the effect on the Fund if an order on the Fund’s current application has not been granted by the Commission by that date.

Response: The Fund will be able to proceed since the Fund obtained shareholder approval on August 14, 2014 and the shareholders approved the new subadvisers. However, the Fund will be unable to engage any new wholly-owned subadvisers without shareholder approval until it receives the order from the Commission.

PROSPECTUS – FUND FEES AND EXPENSES

7.	Comment: In the narrative portion under “Fund Fees and Expenses”, if accurate, please replace “eligible group of investors” with “eligible group of related investors.” Such phrase is used on page 40 of the prospectus in connection with Rights of Accumulation and Letters of Intent.

Response: The Registrant confirms that it has reviewed the disclosure and have made necessary modifications.

8.	Comment: In the Maximum deferred sales charge line item of the Shareholder Fees Table, please explain what is meant by “sales proceeds.” Please confirm if “sales proceeds” means “net asset value at redemption”. Please make changes throughout the prospectus, where appropriate.

Response: The term “sales proceeds” refers to net asset value at redemption. The Registrant confirms that it has reviewed the disclosure and made necessary modifications.

9.	Comment: In the footnote section of the Annual Fund Operating Expenses, please modify the asterisk with a numerical footnote.

Response: The Registrant confirms that it has made the necessary modification.

10.	Comment: In the footnote section of the Annual Fund Operating Expenses, please revise footnote disclosure because the Fund is not a new fund. The Fund is relying on Instruction 3(d)(ii) to item 3 of Form N-1A and the footnote disclosure should conform to Instruction 3(d)(ii)(B) to item 3 of Form N-1A.

Response: After reviewing Instruction 3(d)(ii) and 3(d)(ii)(B) to item 3 of Form N-1A, the Registrant believes that the current disclosure is appropriate due to the Fund’s repositioning.

11.	Comment: Please replace the last line item in the Annual Fund Operating Expenses table to state “Total annual Fund operating expenses after Fee Waiver and/or Expense Reimbursement.”

Response: The Registrant confirms that it has reviewed and made the necessary modification.

PROSPECTUS – INVESTMENTS, RISKS AND PERFORMANCE

Plain English and Disclosure Guidance

12.	Comment: Please review the Prospectus disclosure in light of the Plain English requirements under Rule 421(d) of the Securities Act of 1933 and recent IM Staff Guidance, particularly in the summary section of the Prospectus. See generally Guidance regarding Mutual Fund Enhanced Disclosure and IM Guidance update 2014/08 June 2014.

Response: The Registrant confirms that it has reviewed the disclosure and made the necessary modifications.

13.	Comment: Please avoid the use of technical terms, industry jargon, long sentences and dense paragraphs (please see Guidance regarding Mutual Fund Enhanced Disclosure and IM Guidance update 2014/08 June 2014). For example, the Staff notes that the term “tactical” may be more appropriate than “dynamically allocates.” Please revise to plain English.

Response: The Registrant confirms that it has reviewed the disclosure and made the necessary modifications.

14.	Comment: Please review the sections referencing “How the Fund Invests”, “Additional Information” and “Non-Principal Investment Strategies” to ensure that principal and non-principal strategies are clearly identified. The Staff notes that certain principal and/or non-principal strategies or risks are disclosed in multiple places. In addition, please consider including a caption that clearly indicates the discussion of non-principal strategies and risks, where appropriate.

Response: The Registrant confirms that it has reviewed the disclosure and revised it as necessary.

15.	Comment: Under the Principal and Non-Principal Investment Strategies Charts on pages 21 to 28 of the Prospectus, charts are presented that outline the Fund’s and underlying funds’ key risks and potential rewards related to principal and non-principal strategies. The Staff notes that the current disclosure may confuse investors because principal and non-principal risks are presented together. For example, exchange traded funds are presented as a non-principal strategy. Such information duplicates information that has been or should be presented in the Item 4 or Item 9 disclosure. Please consider deleting this section.

Response: The Principal and Non-Principal Investment Strategies charts are a part of Item 9 disclosure. The Registrant believes that by using the charts, the principal and non-principal risks are presented in a concise manner by providing the information in a summary format. The Registrant believes that these charts are helpful to investors.

16.	Comment: Disclosure about the underlying funds should be presented in a manner that reflects the overall effect on investment strategy and investment risks of the Fund as opposed to each individual underlying Fund. A single underlying fund may be subject to a sector/country/geographic risk. However, such underlying fund risk may not be a principal risk of the Fund after consideration of the Fund’s portfolio holdings. See, for example, REIT, IPO, Infrastructure, Foreign Securities. Please review the Prospectus and include only those risks of underlying Funds that affect the overall risk profile of the Fund.

Response: The Registrant has reviewed the disclosure in light of the Fund’s strategy and has revised it as necessary.

17.	Comment: On page 4, the Fund’s secondary objective is long-term capital growth. Please revise the disclosure to describe how the Fund’s investments in income oriented securities will produce long-term capital growth. The Staff notes that such information is disclosed on page 13 of the prospectus.

Response: The Registrant confirms that it has reviewed the disclosure and made the necessary modifications.

18.	Comment: The disclosure indicates that the Fund may invest approximately 20% to 80% of total assets in either equity or equity-related securities or fixed income investments. Please consider disclosing more discrete allocation percentages for each type of portfolio holding. The Staff notes that pages 15 to 17 seem to indicate that the Fund has market segment allocation of 60% fixed income and 40% equity.

Response: The Registrant believes that the current disclosure accurately reflects the strategy and the tactical allocations for the Fund. This Fund’s allocations are subject to change within the 20% to 80% total assets ranges in either equity or equity-related securities or fixed income investments.

19.	Comment: Under Principal Investment Strategies, the disclosure indicates that the Fund expects to utilize various types of derivative instruments denominated in any currency to obtain all or a portion of exposure to emerging market instruments. If the use of such derivatives is a principal investment strategy of the Fund, please include appropriate risk principal risk factors related to such derivative instruments. If not, please delete this disclosure.

Response: The Fund does not expect to utilize derivative instruments as a principal strategy. The Registrant has removed the disclosure.

20.	Comment: On page 4, structured notes are included in the list of equity and equity-related securities. Where appropriate, please move these securities to the fixed income investments as they are typically classified as debt securities or explain why they should be classified as equity or equity-related securities.

Response: The Fund will invest in certain structured notes that relate to equity and equity-related securities. The Registrant believes that such notes provide exposure to equity markets and have a risk profile substantially similar to equity securities. Thus, the Registrant treats such structured notes as equity securities.

21.	Comment: On page 21, under Additional Strategies, please disclose that borrowing money includes investing in issued and delayed securities and reverse repurchase agreements. In the alternative, please state that each such security is a form of borrowing in its individual disclosure.

Response: The Registrant confirms that it has reviewed the disclosure and made the necessary modifications.

22.	Comment: On page 21, the disclosure notes that the Fund may engage in a substantial number of portfolio transactions. If the Fund’s portfolio turnover rate is expected to exceed 100%, please include a brief discussion about active and frequent trading in the principal strategy section including appropriate risk disclosure.

Response: The Registrant confirms that it has reviewed the disclosure and made the necessary modifications.

23.	Comment: Under Temporary Defensive Investments, please revise the disclosure to indicate the temporary defensive position taken by the Fund in response to adverse markets and other conditions may be or are inconsistent with its principal investment strategies. Please conform the change to Statement of Additional Information.

Response: The Registrant confirms that it has reviewed the disclosure and have made the necessary modifications.

24.	Comment: On page 4 of the Fund’s Prospectus under Past Performance, please consider replacing “for the indicated share class” with “for the Class A share class.”

Response: The Registrant has reviewed and considered the Staff’s comment and did not believe the modification was necessary for this filing.

25.	Comment: On page 10, please update the Fund’s year to date information in the footnote to the Annual Total Returns bar chart.

Response: The Registrant confirms that it has reviewed the disclosure and have made the necessary modifications.

26.	Comment: Please disclose the name or names of the people at Prudential Investments LLC (“PI”) that are responsible for the overall management of the assets including titles and dates of service with PI.

Response: The Registrant confirms that PI is not responsible for the overall management of the assets for this Fund based on the tactical allocation strategy with the noted subadvisers.

27.	Comment: Please confirm the appropriate fiscal year and address any inconsistencies throughout the Prospectus and Statement of Additional Information.

Response: The Registrant confirms that it has reviewed the Prospectus and Statement of Additional Information and made the necessary modifications.

28.	Comment: Please provide the required information under Item 10 of Form N-1A with respect to the current subadvisers to the Fund. In particular, please describe the compensation and dates of service for each of the current subadvisers.

Response: The Registrant confirms that it has reviewed the Prospectus and Statement of Additional Information (SAI). With respect to compensation, the Registrant believes that such change is not necessary. Information pertaining to compensation is included in the SAI. With respect to dates of service, the Registrant has made the necessary revisions.

29.	Comment: Please review and provide consistent information regarding the biographical information for each Portfolio Manager to clarify the history for the past 5 years.

Response: The Registrant confirms that it has reviewed the biographical information for each Portfolio Manager and have made the necessary modifications.

30.	Comment: On pg 38, please clarify the meaning of “payable through checks” in the list of payment options. Please clarify if this term includes checks provided by third parties.

Response: The term “payable through checks” includes properly endorsed third party checks. After reviewing and considering the Staff’s comment, the Registrant will consider and make any changes deemed necessary.

31.	Comment: On page 49 under “How to Sell your Shares”, the disclosure indicates one situation where a redemption request might not be in “good order.” Please consider adding a definition of “good order” with respect to purchases and redemptions of fund shares. Please also consider clarifying the meaning of “receipt” with respect to the transfer agent.

Response: The Registrant has considered the Staff’s comments to the disclosure noted above. The Registrant respectfully submits that no additional revisions are necessary or required.

STATEMENT OF ADDITIONAL INFORMATION

32.	Comment: In the fifth paragraph and the fourth paragraph of the pages 3 and 4 respectively, the disclosure indicates that the Fund may invest in certain types of investments and strategies that are not listed in the SAI. Please supplementally explain the meaning of the statement. The Staff notes that the SAI is used to disclose non-principal fund strategies and risks.

Response: The Registrant is not aware of any investments that are not included in the SAI. This disclosure is intended to capture strategies the Fund may include in the future.

33.	Comment: In the Investment Restrictions section – Restriction No. 2, with respect to the Fund’s fundamental restriction regarding issuing senior securities, please provide adjacent narrative disclosure explaining what is permissible under the 1940 Act.

Response: After reviewing and considering the Staff’s comment, the Registrant will consider making any changes deemed necessary.

34.	Comment: In the Investment Restrictions section – Restriction No. 5, a fund should consider the concentration of affiliated and unaffiliated underlying funds when determining whether the Fund is in compliance with its own concentration policy.

Response: After reviewing and considering the Staff’s comment, the Registrant respectfully submits no additional changes are needed.

35.	Comment: In the Investment Restrictions section, Fundamental Investment Restriction No. 3 indicates that the Fund has reserved freedom of action to invest in certain types of real estate securities and mortgage-backed securities and certain rights related to such securities. Fundamental Investment Restriction No. 4 indicates that the Fund has reserved freedom of action with respect to the acquisition of certain fixed-income securities and related instruments. Please state the maximum percentage of assets, if any, to be devoted to these transactions and the related risks. In the alternative, please consider including a proviso that such reservation of rights are in accordance with the Fund’s objectives and strategies.

Response: After reviewing and considering the Staff’s comment, the Registrant respectfully submits that no additional changes are needed. The Registrant believes that the Registration Statement contains sufficient disclosure pertaining to mortgage-backed securities and real estate securities.

36.	Comment: Please provide the dollar amount of management fees paid to the Manager (PI) for the last three fiscal years pursuant to the management agreement. Please also describe the method of allocation and payment of the management fees for each share class of the Fund per 19(A)(3)(i) of Instruction 4.

Response: The Registrant confirms that it has reviewed the disclosure and made the necessary modifications.

37.	Comment: In the fee rate table on pages 40 and 41 of the SAI, the Subadvisory fee rate for QMA is listed as 0.175%. Footnote 2 (**) to the Table indicates that QMA’s Subadvisory fee is based on the Fund’s total assets under management. The definitive amended proxy materials for Prudential Investment Portfolios 16 – Target Conservative Allocation Fund were filed on June 3, 2014. The disclosure in Proposal #1 indicates that the Subadvisory fee for QMA will be 0.175% as a percentage of average daily net assets. Please address this inconsistency.

Response: The Registrant confirms that it has reviewed the disclosure and made the necessary modification.

38.	Comment: On page 41, please provide the required information per Item 20 with respect to the Portfolio Managers of PI.

Response: The Fund is managed by the portfolio managers affiliated with the subadvisers referenced in the table. The Fund does not have PI portfolio managers.

39.	Comment: On pages 42 and 46, disclosure indicates that the Portfolio Managers of both QMA and PIM may receive annual performance based compensation. Please identify any benchmark to which such performance based compensation is linked.

Response: The Registrant has reviewed the disclosure and made any necessary revisions.

40.	Comment: On page 52, please revise the disclosure to present the amount of underwriting commissions retained by Prudential Investment Management Services LLC for each of the Fund’s last three fiscal years.

Response: The Registrant has reviewed the disclosure and has made the necessary modifications.

41.	Comment: The second paragraph on page 57 indicates that certain information relating to the brokerage commissions paid by the Fund will be disclosed. However, such information does not appear in the SAI. Please address this inconsistency.

Response: The Registrant has reviewed the disclosure and has made the necessary modifications.

42.	Comment: On Page 58, the disclosure notes that PIM owns all initial seed capital shares of the Fund and is deemed to be a control person of the Fund. Please revise the information pursuant to the Form N-1A requirement.

Response: The Registrant has reviewed the disclosure and made the necessary modifications. The SAI now discloses the principal Fund shareholders.

43.	Comment: On Page 79, the disclosure states that the Code of Ethics has been adopted by the Manager, the Subadvisers and the Distributor. Please clarify whether such Codes of Ethics have been adopted under Rule 17j-1 under the 1940 Act. If not, please supplementally explain why such codes were not adopted under Rule 17j-1.

Response: The Registrant confirms that the Code of Ethics have been adopted under Rule 17j-1 under the 1940 Act.

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff: (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 367-7659. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Director, Corporate Counsel